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                            August 13, 2020

       Shlomi Ben Haim
       Chief Executive Officer
       JFrog Ltd.
       270 E. Caribbean Drive
       Sunnyvale, CA 94089

                                                        Re: JFrog Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2020
                                                            CIK No. 0001800667

       Dear Mr. Ben Haim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Developments, page 66

   1. You state that Net New ARR began to decelerate in March 2020 after strong year-over-
                                                        year growth in January
and February. In an effort to add context to the impact of COVID-
                                                        19 on your business,
please also provide these measures for the comparable periods in fiscal 2019.
       Results of Operations
       Provision for Income Taxes, page 78

   2. Please explain further how an increase in tax on your U.S. operations increased your
 Shlomi Ben Haim
JFrog Ltd.
August 13, 2020
Page 2
      effective tax rate during the first half of fiscal 2020 to 213%. Also, clarify whether you anticipate this increase to be indicative of an upward trend in your effective tax rate and if so, revise your disclosures as necessary to describe how such trends may impact your future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and
Section III.B.3
      of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 17. Subsequent Events (unaudited), page F-43

3. Please provide us with a breakdown of all stock options granted to date in fiscal 2020 and include the fair value of the underlying shares used to value such awards. We refer you to comment 11 in your response letter dated March 26, 2020 where you indicated that you would provide such information once the interim financials are completed and reviewed. To the extent there were any significant fluctuations in the fair value from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In this regard, it appears that the weighted average exercise price for the grants made subsequent to the most recent balance sheet date was approximately 46% higher than those made during the six months ended June 30, 2020.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameShlomi Ben Haim
                                                             Division of
Corporation Finance
Comapany NameJFrog Ltd.
                                                             Office of
Technology
August 13, 2020 Page 2
cc:       Allison Berry Spinner, Esq.
FirstName LastName